Exhibit 12.1

PENUMBRA, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	For the year ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$—	$—	$—	$—	$—
Capitalized interest	—	—	—	—	—
Portion of rental expense which represents interest factor(1)	1,730	1,051	596	553	548

Total fixed charges	$1,730	$1,051	$596	$553	$548

Earnings available for fixed charges:
(Loss) Income before provision for (benefit from) income taxes	$(869)	$4,024	$3,139	$(1,255)	$845
Add: Fixed charges	1,730	1,051	596	553	548

Total earnings available for fixed charges	$861	$5,075	$3,735	$(702)	$1,393

Ratio of earnings to fixed charges(2)	*	4.83	6.27	*	2.54

*	Earnings for the year ended December 31, 2016 and 2013 were inadequate to cover fixed charges by approximately $0.9 million and approximately $1.3 million, respectively.
(1)	Represents the portion of rental expense from operating lease that is estimated by us to be representative of interest.
(2)	For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is identical to the ratio of earnings to fixed charges.